Exhibit A

CASABLANCA CAPITAL LP

Casablanca Capital Issues Letter to Cliffs Natural Resources Stockholders

Committed to Electing New Directors to Drive Real Change and Restore Value;

Calls on Board to Eliminate “Proxy Put” Threat

New York – May 29, 2014 – Casablanca Capital LP, (“Casablanca”) the beneficial owner of approximately 5.2% of Cliffs Natural Resources Inc. (NYSE: CLF), today issued a letter to stockholders underscoring the alignment of its interests with those of all shareholders, reiterating its commitment to driving the real change needed to restore value, and calling on the Cliffs board to eliminate the “Proxy Put” threat disclosed in Cliffs’ recent proxy filing.

The full text of the letter, which can be found at www.fixcliffs.com along with other information about Casablanca’s investment in Cliffs, is as follows:

May 29, 2014

Fellow Cliffs Natural Resources Shareholders:

As a top five shareholder of Cliffs, Casablanca’s interests are aligned with yours. Our focus is on restoring and realizing the potential value of Cliffs through the election of independent and experienced directors who we believe are better equipped than the incumbents to oversee management and drive real change for the benefit of all shareholders.

The facts are clear and alarming: since July 2011, shareholders have suffered an extraordinary loss of 84%. In that same period, the Company spent over $7 billion (more than its current enterprise value) on ill-conceived acquisitions and development projects — which did not contribute even one cent to the Company’s earnings last year. For most of 2013, Cliffs was the "biggest loser" in the S&P 500 (finishing the year in the #2 spot). Since the beginning of 2014, Cliffs’ share price has fallen another 38%, and the stock remained one of the most shorted equities in the S&P 500 until it was dropped from the index.

Despite this destruction of value, a majority of the current Cliffs directors, including its chairman, James Kirsch, remain in their seats. Rather than recognizing and addressing the need for fundamental change, the Board, which in the aggregate holds less than 1% of Cliffs’ shares, is digging in to protect its own interests at the expense of shareholders.

Threatening Shareholders and Breaching Fiduciary Duties

The most recent case in point is an affront to shareholders. In its proxy statement for the 2014 Annual Meeting of Shareholders — quietly filed late last Friday afternoon into a holiday weekend — Cliffs stated that the election of a majority slate of new directors proposed by Casablanca could trigger a change of control under the indenture governing Cliffs’ senior notes, potentially compelling it to repurchase the notes. This mandatory repurchase — or “Proxy Put” — would have a serious negative impact on Cliffs. We consider this an explicit threat to shareholders: vote for the incumbent Board or destroy the Company.

Cliffs failed to make clear that the current directors could easily defuse the Proxy Put simply by approving the nominees proposed by Casablanca — not as an endorsement, but merely for the narrow purpose of not triggering the Proxy Put. Instead of implementing this now-common corporate governance measure, the Board has implied a willingness to put the Company’s very existence at risk, employing brinksmanship with the Company’s liquidity in an attempt to preserve its current seats.

This entrenchment tactic constitutes a breach of the Board’s fiduciary duties, in our view. In fact, in the 2013 case of Kallick v. SandRidge Energy, the Delaware Court of Chancery found that the SandRidge Board, in refusing to approve a dissident slate’s directors to avoid triggering a Proxy Put, “failed to exercise its discretion in a reasonable manner.” The ruling went on to state unequivocally that “…it constitutes a fundamental offense to the dignity of [the] corporate office for a director to use corporate power to seek to coerce shareholders in the exercise of the vote…” and that “…there is immediate, irreparable harm when the directors of a corporation leverage a proxy put to enhance the incumbent Board’s chances of procuring stockholder votes…”

We are deeply troubled but not surprised that Mr. Kirsch and the rest of the Cliffs Board would threaten shareholders with a liquidity crisis in a self-interested effort to remain in power. Casablanca intends to protect shareholder interests by all available means, including litigation, if the Board persists in relying on a Proxy Put as a means of entrenching itself. Such action already had been found to be in violation of directors’ fiduciary duties, and we are confident of a similar outcome in this instance.

We call on the Board to immediately approve Casablanca’s nominees for the narrow purpose of avoiding the Proxy Put. Shareholders should be allowed to make their own decision on Cliffs’ future — free from coercive threats by incumbents.

Kirsch and Halverson Should Not Lead Cliffs

The record of shareholder value destruction on Mr. Kirsch's watch is not limited to his time at Cliffs. Shareholders of Ferro Corp suffered a loss of 86% of its value during his tenure as Chief Executive Officer from 2005 to 2012 (Ferro’s share price recovered most of its losses soon after Mr. Kirsch’s departure).

While Mr. Halverson is relatively new to Cliffs and cannot be blamed for all of its past missteps, he also cannot, in our view, be counted on to drive the dramatic change that is desperately needed. By Cliffs’ own admission, Mr. Halverson has been in effect a CEO-in-training, with no prior experience running a public company, let alone a multi-billion dollar enterprise in critical need of a strategic turnaround. Mr. Halverson now seems to be operating in lockstep with the rest of the Board and its entrenchment tactics, including those related to the treatment of potential "change of control" provisions in the new equity compensation plan detailed in the Company’s recent proxy statement.

In contrast, Lourenco Goncalves, whom Casablanca is nominating to lead Cliffs, is a proven executive who has recently made a personal investment of $1.5 million in Cliffs. Not surprisingly, Mr. Kirsch has never invested even one dollar of his own money in Cliffs.

Defensive Reactions to Casablanca’s Calls for Change

Despite the massive destruction of value since 2011, it is troubling that Cliffs’ current Board is asking shareholders to focus only on its small steps to improve performance over the past six months – the same six months in which Casablanca has voiced its concerns about Cliffs’ strategy and future. Indeed, many of the recent changes at Cliffs have occurred only as a reaction to pressure by Casablanca and through a belated realization that weary and long-neglected shareholders may want new directors who are more capable stewards of shareholder capital:

▪	Just one day after Casablanca announced its support for Mr. Goncalves to fill the CEO seat that had been vacant for months, the Board took off Mr. Halverson's training wheels and rushed him into the CEO role. We do not believe this timing was a coincidence, particularly when the Board had stated just a few months prior that Mr. Halverson needed "the opportunity to build a deep understanding of the business at an operating level before assuming the CEO leadership position."[1]

▪	It was only after Casablanca threatened a consent solicitation to force Cliffs’ Board to face its annual election that a meeting was finally scheduled. Even though the annual meeting has been held in early May every year since 2008, the 2014 meeting won’t be held until late July. We believe this is yet another example of the Board’s poor exercise of its fiduciary duties and a thinly-veiled attempt to delay the judgment of shareholders.

▪	Cliffs’ recent announcements regarding overall reductions in capital expenditures, cuts in SG&A and Exploration and refocusing its strategy came only following Casablanca’s repeated calls for greater financial discipline.

Foot-Dragging and Obstruction

In providing background for the solicitation in its recent proxy filing, Cliffs omits key facts and mischaracterizes others in what we believe to be a blatant attempt to shield the Board from shareholder criticism while painting Casablanca as unreasonable. We will soon be updating our proxy statement to set the facts straight in detail. In the

[1] Cliffs press release dated October 25, 2013.

meantime, we can assure our fellow shareholders that we have been more than willing to engage the Cliffs Board in a productive dialogue and have acted in good faith in every regard.

Unfortunately, our efforts have been met with obfuscation and misdirection. Shareholders should know that the Cliffs Board stalled for nearly two months, then backed off on a previous agreement in principle that would have averted a proxy fight. Under this proposed agreement, Casablanca nominees would have received three seats on a nine-member Board and two seats on a four-person strategic initiatives committee. The arrangement would have left Mr. Halverson in the CEO role, but replaced Mr. Kirsch with Mr. Goncalves as Executive Chairman.

Conclusion

In summary, Cliffs is currently operating with what we view as the deadly combination of desperately needing a turnaround while lacking a Board capable of or willing to develop and execute on one. The Board seems willing to sacrifice the best interests of all shareholders to protect the narrow interests of its directors and management, particularly Messrs. Kirsch and Halverson.

Casablanca remains fully committed to driving meaningful change at Cliffs for the benefit of all shareholders. To that end, we have outlined a strategy for restoring value at Cliffs that is focused on the strengths of the Company’s core U.S. iron ore assets and have identified a highly qualified slate of six director candidates capable of developing and helping the Company execute such a strategy under the leadership of Mr. Goncalves.

We look forward to engaging further with our fellow shareholders on these important matters in the days and weeks ahead.

Very truly yours,

/s/	/s/	/s/
Donald G. Drapkin Chairman	Douglas Taylor Chief Executive Officer	Gregory S. Donat Partner & Portfolio Manager

About Casablanca Capital LP

Casablanca Capital is an Event Driven and Activist investment manager based in New York, founded in 2010 by Donald G. Drapkin and Douglas Taylor.  Casablanca invests in high quality but underperforming public companies that have multiple levers to unlock shareholder value. The firm seeks to engage with the management, Boards, and shareholders of those companies in a constructive dialogue in order to enhance shareholder value through improved operational efficiencies, strategic divestitures, capital structure optimization and increased corporate focus. In 2011, Casablanca successfully initiated a campaign at Mentor Graphics Corporation to improve profitability and enhance value at the company, working with shareholders to elect three nominees to Mentor’s Board.

Cautionary Statement Regarding Opinions and Forward-Looking Statements

Certain information contained herein constitutes “forward-looking statements” with respect to Cliffs Natural Resources Inc. ("Cliffs"), which can be identified by the use of forward-looking terminology such as “may,” “will,” “seek,” “should,” "could," “expect,” “anticipate,” “project,” “estimate,” “intend,” “continue” or “believe” or the negatives thereof or other variations thereon or comparable terminology. Such statements are not guarantees of future performance or activities. Due to various risks, uncertainties and assumptions, actual events or results or actual performance may differ materially from those reflected or contemplated in such forward-looking statements.  The opinions of Casablanca Capital LP ("Casablanca") are for general informational purposes only and do not have regard to the specific investment objective, financial situation, suitability or particular need of any specific person, and should not be taken as advice on the merits of any investment decision.  This material does not recommend the purchase or sale of any security.  Casablanca reserves the right to change any of its opinions expressed herein at any time as it deems appropriate.  Casablanca disclaims any obligation to update the information contained herein.  Casablanca and/or one or more of the investment funds it manages may purchase additional Cliffs shares or sell all or a portion of their shares or trade in securities relating to such shares.

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Media Contacts:

Sard Verbinnen & Co

George Sard/Matt Benson

212-687-8080

Investor Contacts:

Okapi Partners

Bruce H. Goldfarb/Patrick McHugh/Lydia Mulyk

212-297-0720

CASABLANCA CAPITAL LP, DONALD G. DRAPKIN AND DOUGLAS TAYLOR (COLLECTIVELY, “CASABLANCA") INTEND TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING FORM OF PROXY CARD TO BE USED IN CONNECTION WITH THE SOLICITATION OF PROXIES FROM STOCKHOLDERS OF CLIFFS NATURAL RESOURCES INC. (THE "COMPANY") IN CONNECTION WITH THE COMPANY'S 2014 ANNUAL MEETING OF STOCKHOLDERS. ALL STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY CASABLANCA, ROBERT P. FISHER, JR., CELSO LOURENCO GONCALVES, PATRICE E. MERRIN, JOSEPH RUTKOWSKI AND GABRIEL STOLIAR (COLLECTIVELY, THE "PARTICIPANTS"), WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. WHEN COMPLETED, THE DEFINITIVE PROXY STATEMENT AND AN ACCOMPANYING PROXY CARD WILL BE FURNISHED TO SOME OR ALL OF THE COMPANY'S STOCKHOLDERS AND ARE, ALONG WITH OTHER RELEVANT DOCUMENTS, AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, OKAPI PARTNERS LLC, CASABLANCA'S PROXY SOLICITOR, WILL PROVIDE COPIES OF THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD WITHOUT CHARGE UPON REQUEST BY CALLING (212) 297-0720 OR TOLL-FREE AT (877) 274-8654.

INFORMATION ABOUT THE PARTICIPANTS AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS BY SECURITY HOLDINGS IS CONTAINED IN THE PRELIMINARY PROXY STATEMENT ON SCHEDULE 14A FILED BY CASABLANCA WITH THE SEC ON MARCH 6, 2014. THIS DOCUMENT CAN BE OBTAINED FREE OF CHARGE FROM THE SOURCES INDICATED ABOVE.